FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2003

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A.

(Exact name of registrant as specified in its charter)

Kingdom of Spain

(Jurisdiction of Incorporation)

Plaza de San Nicolás 4

48005 Bilbao Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

TABLE OF CONTENTS

Item
1.	BBVA Bolsa integration.

BBVA announces the formalisation of integration of BBVA Bolsa into Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) upon completion of the obtaining of the relevant government authorisations. Thus, from 8th December 2003 onwards, BBVA has begun to act as a broker on the stock market and has joined the stock exchanges of Madrid, Barcelona, Bilbao and Valencia, plus the Euronext stock exchanges and the Frankfurt and Milan exchanges.

This enables BBVA substantially to improve the service provided to the Group’s customers, the core of its business, and to make better use of its resources in the area of Global Markets and Distribution for the various activities and products handled in Spain and elsewhere.

Thanks to this new strategic approach, customers will receive integrated service covering all spot and derivative variable income products, with a single sales force specialising in their distribution. This will enable users to benefit from the synergies generated by combining different products and markets, while assuring that current standards of quality and service will be maintained.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: 8th December 2003	By:	/s/ Javier MALAGON NAVAS

		Name:	Javier MALAGON NAVAS

		Title:	Authorized Representative of Banco Bilbao Vizcaya Argentaria, S.A.